UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
For the fiscal year ended December 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transition period from                      to
Commission file number: 001-14460
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Agrium U.S. Retail 401(k) Savings Plan
4582 S. Ulster St., Suite 1700
Denver, CO 80237
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Agrium Inc.
13131 Lake Fraser Dr. S.E.
Calgary, Alberta
Canada T2J 7E8
(403) 225-7000

AGRIUM U.S.
RETAIL 401(k) SAVINGS PLAN
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
December 31, 2005 and 2004
(With Report of Independent Registered Public Accounting Firm Thereon)

AGRIUM U.S.
RETAIL 401(k) SAVINGS PLAN
December 31, 2005 and 2004

Report of Independent Registered Public Accounting Firm
U.S. Pension Committee
Agrium U.S. Retail 401(k) Savings Plan:
We have audited the accompanying statements of net assets available for plan benefits of the Agrium U.S. Retail 401(k) Savings Plan (the Plan) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Agrium U.S. Retail 401(k) Savings Plan as of December 31, 2005 and 2004, and the changes in net assets available for plan benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets held at end of year as of December 31, 2005, is presented for the purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2005 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Gordon, Hughes & Banks, LLP
Greenwood Village, Colorado
May 19, 2006

SIGNATURE
THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, Agrium U.S. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 26, 2006	AGRIUM U.S. RETAIL 401(k) SAVINGS PLAN

	By:	AGRIUM U.S. INC.

/s/ Richard L. Gearheard

Richard L. Gearheard
President & Chief Executive Officer

AGRIUM U.S.
RETAIL 401(k) SAVINGS PLAN
EXHIBIT INDEX
Exhibit 23.1 Consent of Independent Registered Public Accounting Firm to incorporation by reference in Form S-8.

Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
U.S. Pension Committee
Agrium U.S. Inc.:
We consent to the incorporation by reference in the Registration Statement (No. 333-132207) on Form S-8 of Agrium Inc. of our report dated May 19, 2006 relating to the statements of net assets available for plan benefits of the Agrium U.S. Retail 401(k) Savings Plan as of December 31, 2005 and 2004, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2005, and the related supplemental schedule as of December 31, 2005, which report appears in the December 31, 2005 Annual Report on Form 11-K of the Agrium U.S. Retail 401(k) Savings Plan.
/s/ Gordon, Hughes & Banks, LLP
Greenwood Village, Colorado
June 23, 2006

AGRIUM U.S. INC.
RETAIL 401(K) SAVINGS PLAN
Statement of Net Assets Available For Plan Benefits
As of December 31
(U.S. dollars)

	2005	2004
Assets
Investments, at fair value (note 5):
Collective trust	$27,158,655	$24,087,876
Mutual funds	77,168,320	68,504,678
Agrium Inc. common stock	10,427,933	8,359,858
Participant loans	2,791,982	2,810,170

Total investments	117,546,891	103,762,582

Receivables:
Employer contributions	3,164,736	2,941,283

Total receivables	3,164,736	2,941,283

Total assets	120,611,627	106,703,865

Liabilities
Operating payables	—	319,669
Excess contributions due to participants (note 1)	—	85,888

Total liabilities	—	405,557

Net assets available for plan benefits	$120,711,627	$106,298,308

See accompanying notes to financial statements

AGRIUM U.S. INC.
RETAIL 401(K) SAVINGS PLAN
Statement Of Changes In Net Assets Available For Plan Benefits
Year Ended December 31
(U.S. dollars)

2005
Additions

Additions to net assets attributed to:
Net realized and unrealized appreciation in fair value of investments	$5,930,189
Interest and dividends	2,511,534

8,441,723

Contributions:
Participants	6,321,924
Employer	6,444,288

Total contributions	12,766,212

Total additions	21,207,935

Deductions and transfers

Deductions and transfers attributed to:
Distributions paid to participants	6,783,389
Other, net	11,227

Total deductions	6,794,616

Net increase in assets available for plan benefits	14,413,319

Net assets available for plan benefits:
Beginning of year	106,298,308

End of year	$120,711,627

See accompanying notes to financial statements

AGRIUM U.S.
RETAIL 401(K) SAVINGS PLAN
Notes to the Financial Statements
December 31, 2005 and 2004
(U.S. dollars)
1.	PLAN DESCRIPTION

The following description of the Agrium U.S. Retail 401(K) Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions. The Plan sponsor, Western Farm Service, Inc. (the Company) is a subsidiary of Agrium U.S. Inc., a subsidiary of Agrium Inc. (Agrium).

The Plan is a defined contribution plan established for the benefit of eligible employees of the Company and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
(a)	Participant Eligibility and Contributions

Under the Plan, all full-time employees are eligible to immediately participate in the Plan. All employees not designated as full-time require 1,000 hours for participation. The Plan is administered by a committee of three or more persons appointed by the Company’s board of directors (the Plan Committee).

For the 2004 plan year, participants could elect to contribute up to 16% of their annual compensation, subject to the limits established by Internal Revenue Service (IRS) guidelines. Participants could also contribute amounts representing distributions from other qualified defined benefit or contribution plans. All eligible participants received a basic Company contribution equal to two percent of their total compensation, as defined in the Plan, subject to IRS limits, without regard to any participant election to contribute to the Plan. In addition, the Company made a matching contribution in an amount equal to 100% of the first two percent of the participants’ elective compensation contributions. The Plan also provides that the Company, at its discretion, may make additional contributions, which, if made, are allocated among all active participants based upon each participant’s contributions for the year.

Effective January 1, 2005, the Plan was amended whereby the basic 2% Company contribution was eliminated and the Company matching contribution was increased from the first 2% to the first 4% of the participants’ elective compensation contributions. In addition, participants can elect to contribute up to 30% of their annual compensation, subject to IRS limitations ($14,000 in 2005). The vesting schedule was also revised whereby Company matching contributions (and associated earnings) made after 2004 are now 100% vested without regard to participants’ years of service. However, discretionary company additional contributions and associated earnings continue to be vested at 50% for participants with less than three years of service. See the following note (b) on vesting.

AGRIUM U.S.
RETAIL 401(K) SAVINGS PLAN
Notes to the Financial Statements
December 31, 2005 and 2004
(U.S. dollars)
(b)	Vesting

Participant contributions to the Plan and earnings thereon are fully vested at all times. Company contributions and earnings thereon made to the Plan before 2005 and all discretionary additional company contributions and earnings thereon vest to the participants based upon their years of service as follows:

Years of Service	Vesting percentage
Less than 3	50%
3 or more	100%
Participants are 100% vested upon reaching age 65, death, or upon plan termination, regardless of the participant’s years of service. Terminated participants forfeit nonvested amounts. Forfeitures are accumulated during the Plan year and are used to reduce Company contributions, or pay Plan administrative expenses. Forfeited amounts totaled $45,105 for the year ended December 31, 2005 (2004 – $69,310).

(c)	Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contributions and (b) Plan earnings and losses, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit a participant is entitled to is the benefit that can be provided from the participant’s vested account.

(d)	Distributions

Distributions from the Plan may be made to a participant upon death, total disability, retirement, termination of employment, reaching age 59 1/2, or financial hardship. Company contributions, if any, are subject to certain forfeiture provisions. The average deferral percentage of certain highly compensated employees exceeded that of non-highly compensated employees by more than the amount permitted by Section 401(K) of the Internal Revenue Code (IRC) for the Plan year ended December 31, 2004. Plan assets in the amount of $85,888 were identified as excess salary deferrals for highly compensated employees and have been reflected as a liability payable to these participants at December 31, 2004. No excess salary deferrals were identified at December 21, 2005.

(e)	Investment Options

Upon enrollment in the Plan, a participant may direct employee contributions in even multiples of one percent of the total participant’s contribution in any of the following investment options:

AGRIUM U.S.
RETAIL 401(K) SAVINGS PLAN
Notes to the Financial Statements
December 31, 2005 and 2004
(U.S. dollars)
Agrium Inc. Common Stock — Funds are invested in common stock of Agrium Inc.

SEI Stable Asset GIC Fund — The fund invests primarily in a diversified portfolio of guaranteed investment contracts (GIC’s) issued by major life insurance companies and money centre banks. The fund seeks to provide current income with the preservation of capital.

SEI Core Fixed Income Fund — The fund invests primarily in a broadly diversified portfolio of US fixed income securities issued by the US government and its agencies, along with investment grade corporate bonds and mortgage-backed securities. The fund seeks to provide a broad level of diversification and current income in U.S. fixed income securities.

SEI S&P 500 Index Fund — The fund invests primarily in common stocks that replicate the investments results of the Standard & Poor’s 500 Composite Stock Price Index.

SEI Large Cap Value Fund — The fund invests in large company stocks with a value style. The fund seeks to provide a broad level of diversification in large capitalization stocks in a risk-controlled framework, which includes stocks with value characteristics.

SEI Large Cap Growth Fund — The fund invests in large company stocks with a growth style. The fund seeks to provide a broad level of diversification in large capitalization stocks in a risk-controlled framework, which includes stocks with growth characteristics.

SEI Small Cap Value Fund — The fund invests in U.S. small company stocks with a value style. The fund seeks to provide a broad level of diversification in U.S. small capitalization stocks in a risk-controlled framework, which includes stocks with value characteristics.

SEI Small Cap Growth Fund — The fund invests in U.S. small company stocks with a growth style. The fund seeks to provide a broad level of diversification in U.S. small capitalization stocks in a risk-controlled framework, which includes stocks with growth characteristics.

SEI International Equity Fund — The fund seeks to provide a broad level of diversification in international equity securities in a risk-controlled framework by investing in equity securities of issuers in developed non-U.S. markets.

SEI Diversified Conservative Fund — The fund includes significant allocations to fixed income funds and moderate allocations to equity funds. The fund seeks to provide current income with the opportunity for capital growth through participation in the U.S. and international equity markets.

SEI Diversified Moderate Growth Fund — The fund invests in both equity and fixed income funds. The fund seeks to provide long-term growth of capital with a limited level of current income. Funds are invested 60% in equity, both U.S. and international, and 40% in fixed income funds.

AGRIUM U.S.
RETAIL 401(K) SAVINGS PLAN
Notes to the Financial Statements
December 31, 2005 and 2004
(U.S. dollars)
SEI Diversified Global Stock Fund — The fund invests almost exclusively in stock funds, and U.S. and non-U.S. equities. The fund may invest up to 39% of its total assets in international equity markets. The fund seeks long-term capital growth through participation in the U.S. and international equity markets.

See note 5 for the detail of investments that exceeded five percent of net assets available for benefits as of December 31, 2005 and 2004.

(f)	Administrative Expenses

For the Plan year ended December 31, 2005, certain Plan administrative expenses were paid directly from forfeited amounts. All other Plan expenses incurred in this period were paid from Plan assets.

(g)	Participant Loans

Participants are allowed to borrow up to 50% of their account balance, with a maximum loan amount of $50,000, reduced by (a) the participant’s highest outstanding loan balance from the Plan during the one-year period ending on the day before the loan is made and (b) the participant’s outstanding loan balance from the Plan on the day before the loan is made. Participant loans have terms ranging from one to five years. The loans are secured by the balance in the participant’s account and bear interest at prevailing market rates, as determined by the Plan administrator. Interest rates on participant loans range from 5.0% to 10.5%.
2.	SIGNIFICANT ACCOUNTING POLICIES
(a)	Basis of Presentation

The accompanying financial statements have been prepared using the accrual basis of accounting.

(b)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates.

AGRIUM U.S.
RETAIL 401(K) SAVINGS PLAN
Notes to the Financial Statements
December 31, 2005 and 2004
(U.S. dollars)
(c)	Distributions

Distributions are recorded when paid.

(d)	Valuation of Investments

Investments in mutual funds, collective trust funds and common stocks are valued at fair value determined by the quoted market price. Participant loans are valued at principal balance, which approximates fair value. Investment transactions are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
3.	TAX STATUS
The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated October 28, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC).
4.	PLAN TERMINATION

Although the Company has not expressed any intent to terminate the Plan, it retains the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of termination, participants would become fully vested in their accounts. The Plan provides that upon termination of the Plan, the net assets would be allocated among its participants and beneficiaries in accordance with the provisions of the Plan.

AGRIUM U.S.
RETAIL 401(K) SAVINGS PLAN
Notes to the Financial Statements
December 31, 2005 and 2004
(U.S. dollars)
5.	INVESTMENTS

	December 31,
	2005	2004
Investment securities representing five percent or more of net assets available for plan benefits:
SEI Stable Asset Fund	$27,158,655	$24,087,876
SEI Large Cap Growth Fund	20,740,513	18,969,583
SEI Diversified Moderate Growth Fund	14,913,620	14,046,959
SEI Core Fixed Income Fund	11,237,774	10,201,128
Agrium Inc. Common Stock	10,427,933	8,359,858
SEI Small Cap Value Fund	7,309,290	5,813,715
SEI S & P 500 Index Fund	6,876,877	6,123,986
SEI Large Cap Value Fund	6,591,051	5,103,172

	$105,255,713	$92,706,277

Investment securities representing less than five percent of net assets available for plan benefits:
SEI Small Cap Growth Fund	$3,899,517	$4,000,569
Participant Loans	2,791,982	2,810,170
SEI International Equity Fund	2,923,731	2,019,247
SEI Diversified Global Stock Fund	1,407,546	1,169,758
SEI Diversified Conservative Fund	1,268,402	1,056,561

	$12,291,178	$11,056,395

Total Investments	$117,546,891	$103,762,672

During 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Mutual Funds	$2,169,297
SEI Stable Asset Fund	1,055,507
Agrium Inc. Common Stock	2,705,385

$5,930,189

6.	RISKS AND UNCERTAINTIES

The Plan invests in mutual funds and other investment securities. Investments in general are exposed to various risks, such as significant world events, interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the value of investments will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

AGRIUM U.S.
RETAIL 401(K) SAVINGS PLAN
Notes to the Financial Statements
December 31, 2005 and 2004
(U.S. dollars)

(a)	(b) Identity of Issuer	(c) Description of investment	(e) Current Value
*	SEI Stable Asset Fund	Guaranteed Interest Contract	$27,158,655
*	SEI Large Cap Growth Fund	Mutual Fund	20,740,513
*	SEI Diversified Moderate Growth Fund	Mutual Fund	14,913,620
*	SEI Core Fixed Income Fund	Mutual Fund	11,237,774
*	Agrium Inc.	Common Stock	10,427,933
*	SEI Small Cap Value Fund	Mutual Fund	7,309,290
*	SEI S&P 500 Index Fund	Mutual Fund	6,876,877
*	SEI Large Cap Value Fund	Mutual Fund	6,591,051
*	SEI Small Cap Growth Fund	Mutual Fund	3,899,517
	Participant loans, interest rates from 5.0% to 10.5%, secured by participant’s vested account	Participant Loan	2,791,982
*	SEI International Equity Fund	Mutual Fund	2,923,731
*	SEI Diversified Global Stock Fund	Mutual Fund	1,407,546
*	SEI Diversified Conservative Fund	Mutual Fund	1,268,402

	Total assets held at end of year		$117,546,891

*	All investments are held by SEI Trust Company, which is a party-in-interest. Agrium U.S. Inc. is the Plan Sponsor, which is a party-in-interest.
Note: Information on cost of the investments is excluded, as all investments are participant directed.
See accompanying report of independent registered public accounting firm.